

January 23, 2014

Dr. James Chen
Chief Financial Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

      Re: **Origin Agritech Limited**
              Form 20-F for the year ended September 30, 2012
              Filed January 10, 2013
              File No. 000-51576

Dear Dr. Chen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ David R. Humphrey

              David R. Humphrey
              Accounting Branch Chief